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                   [LETTERHEAD OF SIMPSON THACHER & BARTLETT]


VIA EDGAR                                                      November 15, 2005

               Re: Cohen & Steers Global Power and Utility Fund, Inc. (formerly Cohen & Steers Global Power Fund, Inc.) File Nos. 811-21804; 333-128176
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Keith A. O'Connell
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. O'Connell:

          On behalf of Cohen & Steers Global Power Fund, Inc. (the "Fund"), we transmit for filing via EDGAR with the Securities and Exchange Commission (the "Commission") Pre-Effective Amendment No. 1 (the "Amendment") to the Fund's initial registration statement on Form N-2 (the "Registration Statement") to register common shares of the Fund. The Fund's Registration Statement was filed on September 8, 2005. By letter dated October 7, 2005, we were provided with comments from the staff of the Commission (the "Staff") regarding the Registration Statement. The purpose of this Amendment is to respond to the Staff's comments to the Registration Statement that you provided in the Staff's letter and to make certain other changes.

          Set forth below are the Fund's responses to your comments.

PROSPECTUS - COHEN & STEERS GLOBAL POWER FUND, INC.

COVER PAGE

1. COMMENT: Form N-2 was amended to require specific disclosures on the front cover page including information regarding the Fund's annual and semi-annual reports to shareholders and the Fund's website. See Item 1 of From N-2. In addition, Item 9 was amended to require a statement, adjacent to the disclosure of the Portfolio Manager's experience, that the SAI provides additional information about the Portfolio Manager's compensation, other accounts managed by the Portfolio Manager, and the Portfolio Manager's ownership of securities in the Fund. Please revise the disclosure to comply with these requirements.

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RESPONSE: We have revised the disclosure on the cover page to provide the required information concerning the Fund's website and access to its annual and semi-annual reports to shareholders. In addition, under the caption "Management of the Fund - Investment Management Agreement" of the Prospectus, we have revised the disclosure relating to the Fund's Portfolio Managers as required by
Item 9 of Form N-2.

SECURITIES ISSUED BY GLOBAL POWER COMPANIES, PAGE 6

2. COMMENT: The prospectus states, "Under normal market conditions, the Fund will invest at lest 80% of its managed assets in a portfolio of income producing common stocks, preferred stocks and other equity securities issued by Global Power companies. Global Power companies consist of companies located throughout the world that: (i) Engage in the utilities business; or (ii) Engage in mining, production or distribution of natural resources used to produce energy." Please change the name of the Fund, or in a letter to the staff, explain why Power Companies should include companies engaged in (1) the "distribution, purification and treatment of Water", and (2) the "provision of communications services." Also, if applicable, please clarify whether mining includes exploration or drilling.

RESPONSE: We have changed the Fund's name to Cohen & Steers Global Power and Utility Fund, Inc. "Global Power and Utility Companies" will include the "distribution, purification and treatment of Water" and the "provision of communications services" which are part of traditional utilities. The Fund will invest, under normal market conditions, at least 80% of its managed assets in a portfolio of Global Power and Utility securities. We have also clarified throughout the Prospectus that mining does include exploration and drilling.

3. COMMENT: Because of the use of Global in the name of the Fund, the prospectus should clearly disclose the extent investments will be in companies outside the United States. The Fund should invest a significant amount of its assets in foreign companies. Please disclose the number of foreign countries, and the total percentage of assets, the Fund intends to invest outside the United States. Also, please clarify disclosure elsewhere in the prospectus, including on page 33 regarding defensive positions and on page 44 regarding foreign securities risks, to indicate whether the Fund, under abnormal market conditions, will deviate from such percentage of foreign assets.

RESPONSE: We have revised the disclosure in the Prospectus to indicate that:
"Under normal market conditions, the Fund will invest at least 40% of its managed assets in securities of foreign issuers. The Fund will invest in the securities of issuers of several different countries throughout the world, in addition to the United States." As was already disclosed in the Prospectus, "Under normal market conditions, the Fund will invest in securities of companies located primarily in developed countries, but may invest up to 20% of its managed assets in companies domiciled in emerging market countries." We have clarified in the Prospectus that under abnormal market conditions the Fund may deviate from its foreign assets allocation.

4. COMMENT: Page 6 states, "Utility companies generally pay dividends on their equity securities that qualify for the dividends received deduction ("DRD") under the Internal Revenue Code of 1986, as amended (the "Code"), and for the benefits under rules relating to

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qualified dividend income." In the summary, please disclose whether, and to what extent, foreign utilities, and other types of "power companies" - such as MLPs, will qualify for such tax benefits.

RESPONSE: We have revised the disclosure in the Summary under "Principal Risks of the Fund--Tax Risk" to disclose whether, and to what extent, foreign utilities, and other types of "power companies" such as MLPs, will qualify for such tax benefit.

RISK OF MARKET PRICE DISCOUNT FROM NET ASSET VALUE, PAGE 20

5. COMMENT: The prospectus states, "Net asset value will be reduced immediately following the offering by the sales load and the amount of organizational and offering expenses paid by the Fund." Please clarify whether this reduction applies to common and preferred stock offerings.

RESPONSE: We have revised the disclosure under "Summary--Principal Risks of the Fund--Risk of Market Price Discount From Net Asset Value" and under "Principal Risks of the Fund--Risk of Market Price Discount From Net Asset Value" to indicate that the reduction applies to the offering of Common Shares.

SUMMARY OF FUND EXPENSES

6. COMMENT: Please add a line item in the transaction expense section of the fee table to show the estimated percentage amount of preferred share offering costs. Please also revise the current disclosure of this information in footnote 2 as necessary for consistency with this comment.

RESPONSE: We have revised the disclosure in the fee table under "Summary of Fund Expenses" to show the estimated percentage amount of preferred share offering costs. We have also revised footnote 2 to make it consistent with the new line item in the fee table.

7. COMMENT: Please add the following line, and estimated amounts, at the end of the annual expense table: (1) Dividends on preferred shares, and (2) Total annual fund operating expenses and dividends on preferred shares.

RESPONSE: We have added two line items to the annual expense table, as requested.

INVESTMENT MANAGEMENT AGREEMENT, PAGE 53

8. COMMENT: Please further describe the business experience of Mr. Becker and Mr. Scapell since joining Cohen & Steers Capital Management, Inc.

RESPONSE: Under the caption "Management of the Fund--Investment Management Agreement" of the Prospectus, we have revised the disclosure to provide all additional information with respect to the business experience of Mr. Becker and Mr. Scapell since joining Cohen & Steers Capital Management, Inc.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

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PORTFOLIO MANAGER, PAGE 20

9. COMMENT: Page 20 states, "The portfolio managers DO NOT RECEIVE performance-based fees with respect to any of the registered investment companies, other pooled investment vehicles or other accounts that they manage." (Emphasis added.) However, page 23 states, "While the salaries of the Advisor's portfolio managers are comparatively fixed, cash bonuses and stock-based compensation may fluctuate significantly from year to year, based on changes in manager performance and other factors as described herein. For a high performing portfolio manager, cash bonuses and stock-based compensation generally are a substantial portion of total compensation." Please revise the apparent inconsistent statements or in a letter to the staff, please explain such statements. In addition, please clarify the meaning of "comparatively fixed." Also, please disclose the benchmarks the Fund utilizes in determining compensation. See Item 21.2 of From N-2.

     RESPONSE: Under the caption "Investment Advisory and Other
Services--Portfolio Managers" in the SAI, we have revised the disclosure relating to the Fund's Portfolio Manager to address your comments.

GENERAL

10. COMMENT: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

     RESPONSE: Certain information will be completed in another pre-effective filing with the Commission. We understand that the Staff may have comments on the portions that we complete in other pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits that may be filed in other pre-effective amendments. If comments given by the Staff in one section apply to other sections containing similar disclosure, these comments have also been addressed in the other sections.

11. COMMENT: If you intend to omit certain information from the form of prospectus included with any registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

     RESPONSE: The Fund currently intends to rely on Rule 430A under the Securities Act of 1933, as amended, and will identify the omitted information to you prior to the final pre-effective amendment.

12. COMMENT: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

     RESPONSE: In December 2004, Cohen & Steers Capital Management, Inc. and all of the then existing funds managed by Cohen & Steers Capital Management, Inc. filed an exemptive order with the Securities and Exchange Commission seeking relief under Section

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19(a) of the Investment Company Act of 1940, as amended, and Rule 19a thereunder seeking the ability to implement a managed dividend policy. The application also includes "each registered investment company to be advised in the future by
Cohen & Steers Capital Management, Inc. . . ." This application, therefore, would cover the Fund. Other than this previously submitted application, the Fund does not expect to submit an exemptive application or no-action request in connection with this Registration Statement.

          We trust that these responses and the Amendment adequately address your comments. If you have any questions or additional concerns, or if you need any additional information, please do not hesitate to contact Sarah E. Cogan or Patricia J. Meyer, of this firm, at (212) 455-2000, or Salvatore Rappa, of Cohen & Steers, at (212) 446-9166.

                                                           Very truly yours,

                                                           /s/ Patricia J. Meyer

                                                           Patricia J. Meyer

cc:   Sarah E. Cogan, Esq.
      Simpson Thacher & Bartlett LLP

      Salvatore Rappa, Esq.
      Cohen & Steers, Inc.

      Leonard B. Mackey, Jr., Esq.
      Clifford Chance US LLP

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